UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*
Qualtrics International Inc.
(Name of Issuer)
Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)
747601201
(CUSIP Number)
Ryan Smith
Qualtrics International Inc.
333 West River Park Drive
Provo, Utah 84604
385-203-4999
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Anthony J. McCusker
Bradley C. Weber
Erica D. Kassman
Goodwin Procter LLP
601 Marshall Street
Redwood City, California 94063
650-752-3100

Blake Tierney
General Counsel
Qualtrics International Inc.
333 West River Park Drive
Provo, Utah 84604
385-203-4999

February 1, 2022
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Ryan Smith
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC, BK, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 10,351,350(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,351,350(2)
	10.	Shared Dispositive Power 6,000,000(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,351,350
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.5%(4)
14.	Type of Reporting Person (See Instructions) IN

(1)    Consists of (i) 3,439,187 shares of Class A common stock, $0.0001 par value per share (the “Class A Common Stock”), of Qualtrics International Inc., a Delaware corporation (the “Issuer”), held directly by Ryan Smith (“Mr. Smith”), (ii) 912,163 shares of Class A Common Stock subject to outstanding restricted stock units (“RSUs”) held directly by Mr. Smith that have vested or will vest and that will settle within 60 days of the date of this filing, and (iii) 6,000,000 shares of Class A Common Stock held by Q II, LLC (“Q II”), over which Mr. Smith has sole voting power as the sole manager of Q II. Q II is 100% owned by The Sundance Trust (the “Sundance Trust”), for which Ashley Smith (“Mrs. Smith”), Mr. Smith’s spouse, serves as the investment trustee.
(2)    Mr. Smith has sole voting and dispositive power over the (i) 3,439,187 shares of Class A Common Stock held directly by him and (ii) 912,163 shares of Class A Common Stock subject to outstanding RSUs held directly by him that have vested or will vest and that will settle within 60 days of the date of this filing.
(3)    Mr. Smith, as the sole manager of Q II, and Mrs. Smith, as the investment trustee of the Sundance Trust, share dispositive power over the 6,000,000 shares of Class A Common Stock held by Q II.
(4)    The percentage was calculated based on 159,154,517 shares of Class A Common Stock of the Issuer outstanding as of April 25, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 filed with the Securities and Exchange Commission (the “SEC”) on May 4, 2022, determined in accordance with Rule 13d-3 of the Exchange Act.

1.	Names of Reporting Persons Ashley Smith
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,000,000(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.8%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)    Represents 6,000,000 shares of Class A Common Stock held by Q II, which entity is 100% owned by the Sundance Trust. Mr. Smith, as the sole manager of Q II, and Mrs. Smith, as the investment trustee of the Sundance Trust, share dispositive power over the 6,000,000 shares of Class A Common Stock held by Q II.
(2)    The percentage was calculated based on 159,154,517 shares of Class A Common Stock of the Issuer outstanding as of April 25, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 filed with the SEC on May 4, 2022, determined in accordance with Rule 13d-3 of the Exchange Act.

1.	Names of Reporting Persons Q II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Utah
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 6,000,000(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,000,000(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.8%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)    Represents 6,000,000 shares of Class A Common Stock held by Q II, over which Mr. Smith has sole voting power as the sole manager of Q II. Q II is 100% owned by the Sundance Trust.
(2)    Mr. Smith, as the sole manager of Q II, and Mrs. Smith, as the investment trustee of the Sundance Trust, share dispositive power over the 6,000,000 shares of Class A Common Stock held by Q II.
(3)    The percentage was calculated based on 159,154,517 shares of Class A Common Stock of the Issuer outstanding as of April 25, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 filed with the SEC on May 4, 2022, determined in accordance with Rule 13d-3 of the Exchange Act.

1.	Names of Reporting Persons The Sundance Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nevada
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,000,000(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.8%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)    Represents 6,000,000 shares of Class A Common Stock held by Q II, which entity is 100% owned by the Sundance Trust. Mr. Smith, as the sole manager of Q II, and Mrs. Smith, as the investment trustee of the Sundance Trust, share dispositive power over the 6,000,000 shares of Class A Common Stock held by Q II.
(2)    The percentage was calculated based on 159,154,517 shares of Class A Common Stock of the Issuer outstanding as of April 25, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 filed with the SEC on May 4, 2022, determined in accordance with Rule 13d-3 of the Exchange Act.

Item 1. Security and Issuer
This Schedule 13D (this “Schedule 13D”) relates to the Class A Common Stock of the Issuer. The principal executive offices of the Issuer are located at 333 West River Park Drive, Provo, Utah 84604.
Item 2. Identity and Background
(a) and (f). This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):
1.    Mr. Smith, a citizen of the United States,
2.    Mrs. Smith, a citizen of the United States,
3.    Q II, a Utah limited liability company, and
4.    The Sundance Trust, a Nevada grantor trust.
The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit 99.1.
(b). The business address of Mr. and Mrs. Smith is c/o Qualtrics International Inc., 333 West River Park Drive, Provo, Utah 84604. The business address of Q II and the Sundance Trust is 50 W Broadway Ste 333, PMB 42981, Salt Lake City, Utah 84101.
(c). Mr. Smith is the Founder, Executive Chair and a director of the Issuer and serves as the sole manager of Q II. Mrs. Smith is the spouse of Mr. Smith and serves as the investment trustee for the Sundance Trust. The Sundance Trust owns 100% of Q II and was created for estate planning purposes. The principal business of Q II is to hold 6,000,000 shares of Class A Common Stock. The principal business of the Sundance Trust is to hold, manage, invest and distribute the trust property and the proceeds therefrom.
(d). During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e). During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
Ryan Smith

On January 7, 2021, the Issuer and Mr. Smith entered into an employment agreement (the “Employment Agreement”), which, among other things, provides that effective as of the effective date of the Issuer’s registration statement on Form S-1 filed in connection with the initial public offering (the “IPO”) of the Issuer (the “Effective Date”), the Issuer shall grant Mr. Smith an award of RSUs covering 18,000,000 shares of Class A Common Stock (the “IPO Awards”).

Of the IPO Awards, (a) 12,000,000 RSUs are subject to time-based vesting, with 25% of the RSUs vesting on February 1, 2022, the first anniversary of the date of grant, and the remaining RSUs vesting ratably thereafter for 12 quarters (the “RSU Awards”); and (b) 6,000,000 shares are earned and vest in four equal annual installments following the date of grant based on the achievement of performance conditions established by the Issuer’s Board of Directors (the “Board”) and measured annually, with payment of 100% of each installment in the event that the target level for each corporate performance metric is achieved, with ratable downward adjustments in the event that the target level for a corporate performance metric is not achieved (such portion, the “PSU Awards”).

Following the Effective Date, commencing in 2022, Mr. Smith has the possibility to participate in additional grants out of the annually refreshed employee equity pool at the same conditions applying at the point of those grants. The terms of the IPO Awards, including the applicable performance targets, are governed by the Issuer’s applicable equity plans and agreements.

Pursuant to the Employment Agreement, in the event Mr. Smith’s employment is terminated by the Issuer without “cause” or if Mr. Smith resigns for “good reason” (other than in connection with a change in control), with each term as defined in the Employment Agreement, in exchange for the execution of a separation and release agreement, Mr. Smith will be entitled to receive severance that includes full acceleration and vesting of the IPO Awards, using performance levels for the fiscal year preceding the termination date to determine any portion of his awards that are PSUs.

On February 1, 2021, Mr. Smith was granted RSUs with respect to 1,783,792 shares of Class A Common Stock in exchange for cash-settled restricted stock units with respect to SAP SE stock tendered in the exchange offer in connection with the IPO (the “Exchange Offer”). These RSUs continue to vest in equal quarterly installments, in accordance with the vesting terms of the original awards that were tendered in the Exchange Offer. As of the date of this filing, 972,977 shares had been released, of which 176,385 shares were sold by Mr. Smith to cover tax withholding obligations and 287,356 shares were withheld by the Issuer to satisfy tax withholding obligations. A total of 810,815 RSUs remain unvested, of which 162,163 are releasable within 60 days and are included in beneficial ownership totals herein.

In addition, on February 1, 2021, Mr. Smith was granted the IPO Awards under the 2021 Qualtrics International Inc. Employee Omnibus Equity Plan (the “2021 Plan”). 3,000,000 shares subject to the RSU Awards and 1,500,000 shares subject to the PSU Awards vested on February 1, 2022. 750,000 shares subject to the RSU Awards vested on May 1, 2022. As of the date of this filing, of the RSU Awards, 3,750,000 shares had been released, of which 1,656,436 shares were withheld by the Issuer to satisfy tax withholding obligations, and a total of 8,250,000 RSUs remain unvested, of which 750,000 are releasable within 60 days and are included in beneficial ownership totals herein. As of the date of this filing, of the PSU Awards, 1,500,000 shares had been released, of which 664,500 shares were withheld by the Issuer to satisfy tax withholding obligations, and a total of 4,500,000 RSUs remain unvested but are not releasable within 60 days and are not included in beneficial ownership totals herein.

On August 1, 2021, Mr. Smith acquired 500 shares of Class A Common Stock under the 2021 Qualtrics International Inc. Employee Stock Purchase Plan (the “ESPP”), of which 87 shares were withheld by the Issuer to satisfy tax withholding obligations.

On January 31, 2022, Mr. Smith acquired 500 shares of Class A Common Stock under the ESPP, of which 26 shares were withheld by the Issuer to satisfy tax withholding obligations.

Q II, LLC

Prior to the IPO, on December 8, 2020, the Issuer entered into a Class A Common Stock Purchase Agreement with Q II (the “Purchase Agreement”). Pursuant to the Purchase Agreement, on December 21, 2020, Q II purchased 6,000,000 shares of Class A Common Stock from the Issuer at a price of $20.00 per share, for an aggregate purchase price of $120 million. Mr. Smith is the sole manager of Q II and, as such, indirectly beneficially owns the 6,000,000 shares of Class A Common Stock held by Q II. The funds used to purchase the shares by Q II were obtained from an unsecured loan made by Goldman Sachs Bank USA in the ordinary course of business, which loan has a four year term with a floating rate of 30-day SOFR plus a margin, and there is an option to extend such loan beyond maturity in November 2024 (collectively, the Loan”).

In connection with the closing of the IPO, the Issuer, SAP America, Inc. (“SAP”), SLP Quartz Aggregator, L.P. (“Silver Lake”) and Q II entered into a Stockholders’ Agreement, dated February 1, 2021 (the “Stockholders’ Agreement”), providing, among other things, certain rights related to the registration of shares of Class A Common Stock and Class B common stock held by Q II, Silver Lake and SAP, respectively, under the Securities Act. Pursuant to the Stockholders’ Agreement, the Issuer granted Q II (and its permitted transferees) “piggyback” registration rights with respect to shares of Class A Common Stock that may be exercised after the date that is 18 months after January 28, 2021, subject to standard cutback provisions imposed by underwriters which will be applied pro rata with other holders exercising such rights.

Ashley Smith and The Sundance Trust

Mrs. Smith serves as the investment trustee for the Sundance Trust and the Sundance Trust owns 100% of Q II. As such, Mrs. Smith and the Sundance Trust indirectly beneficially own the 6,000,000 shares of Class A Common Stock held by Q II. As described above, Q II purchased 6,000,000 shares of Class A Common Stock from the Issuer at a price of $20.00 per share, for an aggregate purchase price of $120 million, pursuant to the Purchase Agreement. The funds used to purchase these shares of Class A Common Stock by Q II were obtained from the Loan.

References to and descriptions of the Employment Agreement, the Purchase Agreement and the Stockholders’ Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of such agreement, each of which is filed as an exhibit hereto and is incorporated by reference herein.

Item 4. Purpose of Transaction
The information set forth in or incorporated by reference in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.
Each of the Reporting Persons acquired the Class A Common Stock for investment and estate planning purposes and Mr. Smith also acquired certain shares of Class A Common Stock in connection with the Employment Agreement.
Although the Reporting Persons do not currently have any specific plan or proposal to sell the Class A Common Stock, except as described herein, each Reporting Person, consistent with its investment purpose and subject to the agreements described in Item 6 below, at any time and from time to time may acquire additional securities of the Issuer or dispose of any or all of its securities of the Issuer (including, without limitation, transferring shares of Class A Common Stock to affiliated transferees, or the entry into a total return swap, asset swap or repurchase transaction), depending upon an ongoing evaluation of its investment in the Issuer, the price and availability of the Issuer’s securities, the Issuer’s business and the Issuer’s prospects, applicable legal restrictions, prevailing market conditions, other investment opportunities, tax considerations, liquidity requirements of such Reporting Person and/or other investment considerations.
Each Reporting Person, solely in its capacity as a shareholder of the Issuer, may engage in communications with one or more other shareholders or other securityholders of the Issuer, one or more officers of the Issuer and/or one or more members of the Board of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. Each of the Reporting Persons, in its capacity as a shareholder of the Issuer, may discuss ideas that, if effected, may relate to or result in any of the matters listed in Items 4(a) through (j) of Schedule 13D.

In addition, Mr. Smith is the Founder, Executive Chair and a director of the Issuer and, accordingly, in such capacities, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in Items 4(a) through (j) of Schedule 13D. Subject to the Issuer’s Insider Trading Policy, Mr. Smith may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances.
Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing stockholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.
Item 5. Interest in Securities of the Issuer
The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D, and the information set forth or incorporated in Items 2, 3 and 6 is incorporated by reference in its entirety into this Item 5.
Calculations of beneficial ownership and voting power described herein are based on 159,154,517 shares of Class A Common Stock outstanding as of April 25, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 filed with the SEC on May 4, 2022, determined in accordance with Rule 13d-3 of the Exchange Act.

	Ryan Smith(1)	Ashley Smith(2)	Q II, LLC(3)	The Sundance Trust(4)
(a) Beneficial Ownership
Shares of Class A Common Stock	9,439,187	6,000,000	6,000,000	6,000,000
RSUs vesting within 60 days of the date of this filing	912,163	-	-	-
Total Beneficial Ownership	10,351,350	6,000,000	6,000,000	6,000,000
Percentage	6.5%	3.8%	3.8%	3.8%
(b) Voting and Dispositive Power
Sole Voting Power	10,351,350	-	6,000,000	-
Shared Voting Power	-	-	-	-
Sole Dispositive Power	4,351,350	-	-	-
Shared Dispositive Power	6,000,000	6,000,000	6,000,000	6,000,000

(1) Mr. Smith’s beneficial ownership includes the 6,000,000 shares of Class A Common Stock owned indirectly through Q II since Mr. Smith is the sole manager of Q II.
(2) Mrs. Smith is the spouse of Mr. Smith and serves as the investment trustee for the Sundance Trust.
(3) Q II is a Utah limited liability company that is 100% owned by the Sundance Trust.
(4) The Sundance Trust is a Nevada grantor trust that owns 100% of Q II.

(c) Except as set forth herein (see Item 3), none of the Reporting Persons have effected any transaction in shares of Class A Common Stock during the past 60 days.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth or incorporated in Items 3, 4 and 5 are incorporated by reference in its entirety into this Item 6.
Mr. Smith will be entitled to receive compensation and other benefits as the Founder and Executive Chair of the Issuer. In such capacity, he may also be granted equity awards with respect to the Class A Common Stock from time to time.
Item 7. Material to Be Filed as Exhibits
The following documents are filed as exhibits hereto:
99.1    Joint Filing Agreement by and among the Reporting Persons.*
99.2    Employment Agreement, by and between the Issuer and Ryan Smith, dated as of January 7, 2021 (incorporated by reference from Exhibit 10.15 to the Issuer’s Amendment No. 1 to Registration Statement on Form S-1/A filed on January 12, 2021).
99.3    Class A Common Stock Purchase Agreement, dated as of December 8, 2020, by and between the Issuer and Q II, LLC (incorporated by reference from Exhibit 10.21 to the Issuer’s Registration Statement on Form S-1 filed on December 28, 2020).
99.4    Stockholders’ Agreement, dated as of February 1, 2021 among the Issuer, SAP America, Inc., SLP Quartz Aggregator, L.P. and Q II, LLC (incorporated by reference from Exhibit 10.8 to the Registrant’s Annual Report on Form 10-K filed on March 9, 2021).
99.5    Restricted Stock Unit Award Agreement, dated as of September 7, 2018, by and between the Issuer and Ryan Smith.*

99.6    Restricted Stock Unit Award Agreement, dated as of February 1, 2021, by and between the Issuer and Ryan Smith.*
99.7    Restricted Stock Unit Award Agreement, dated as of February 1, 2021, by and between the Issuer and Ryan Smith.*
* Filed herewith.

Signatures
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: June 16, 2022
By:    /s/ Ryan Smith
Name:    Ryan Smith
By:    /s/ Ashley Smith
Name:    Ashley Smith

Q II, LLC
By:    /s/ Ryan Smith
Name:    Ryan Smith
Title:    Manager

THE SUNDANCE TRUST
By:    /s/ Ashley Smith
Name:    Ashley Smith
Title:    Investment Trustee

Exhibit 99.1
Joint Filing Agreement
PURSUANT TO RULE 13D-1(K)(1)
The undersigned acknowledge and agree that the Statement on Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Class A Common Stock, $0.0001 par value per share, of Qualtrics International Inc., is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned that is named as a reporting person in such filing without the necessity of filing an additional joint filing agreement. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This joint filing agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.
Dated: June 16, 2022

By:    /s/ Ryan Smith
Name:    Ryan Smith
By:    /s/ Ashley Smith
Name:    Ashley Smith

Q II, LLC
By:    /s/ Ryan Smith
Name:    Ryan Smith
Title:    Manager

THE SUNDANCE TRUST
By:    /s/ Ashley Smith
Name:    Ashley Smith
Title:    Investment Trustee